Exhibit 99.1

Condensed Consolidated Interim Financial Statements of

NEVADA GEOTHERMAL POWER INC.

Three months ended September 30, 2011

(Unaudited)

NEVADA GEOTHERMAL POWER INC.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS (UNAUDITED)
Presented in US Dollars
(see Note 1 – Nature of operations and going concern)

		September 30,	June 30,	July 1,
		2011	2011	2010
	Note
ASSETS
Current assets
Cash & cash equivalents	7	$13,594,125	$9,461,451	$6,435,375
Restricted cash	8	3,098,561	3,000,023	-
Accounts receivable	9	1,664,799	2,832,712	2,479,746
Available for sale financial assets	10	8,663	16,592	71,388
Inventory	11	272,486	273,224	161,881
Future financing costs		-	-	1,778,152
Prepaid expenses		637,108	652,898	206,200
		$19,275,742	$16,236,900	$11,132,742

Non-current assets
Restricted cash	8	9,385,203	9,383,660	4,005,672
Property, plant and equipment	12	111,584,688	119,040,324	126,610,406
Intangible assets	13	1,130,128	1,152,558	1,070,638
Resource property interests	14	2,263,732	2,263,732	29,583
		$124,363,751	131,840,274	131,716,299

		$143,639,493	$148,077,174	$142,849,041

LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$1,341,611	$1,740,945	$3,219,805
Short-term portion of long-term liabilities	16	4,673,184	4,689,597	153,708,330
		$6,014,795	$6,430,542	$156,928,135

Non-current liabilities
Long-term payables	17	$212,890	$273,189	$486,913
Lease obligations	18	22,534	24,514	32,108
Long-term liabilities	16	151,791,855	152,473,653	-
Cash settled option	19	-	-	2,722,396
Asset retirement obligation	20	5,404,101	4,683,448	3,877,224
		$157,431,380	$157,454,804	$7,118,641
Total liabilities		$163,446,175	$163,885,346	$164,046,776

Equity
Share capital	21	$62,923,805	$62,925,121	$54,942,619
Warrants	21	3,501,594	3,501,594	-
Contributed surplus		4,699,932	4,677,138	4,143,381
Accumulated other comprehensive income		287,224	627,878	-
Deficit		(91,219,237)	(87,539,903)	(80,283,735)
		$(19,806,682)	$(15,808,172)	$(21,197,735)

		$143,639,493	$148,077,174	$142,849,041

Approved on behalf of the Board of Directors:
“Brian Fairbank”	“Domenic Falcone”
Director	Director

NEVADA GEOTHERMAL POWER INC.

CONDENSED CONSOLIDATED INTERIM INCOME STATEMENTS (UNAUDITED)
Presented in US Dollars

		For the three months ended
		September 30,	September 30,
	Note	2011	2010
Revenue	22	$5,223,669	$6,857,017
Cost of sales	23	(2,247,777)	(3,007,088)
Gross profit		2,975,892	3,849,929

Resource property expenses		(542,396)	(9,909)
General and administrative expenses	24	(1,256,549)	(2,362,263)
Operating profit		1,176,947	1,477,757

Finance income		11,987	6,941
Finance costs	25	(4,868,268)	(5,503,674)

Net loss		$(3,679,334)	$(4,018,976)

Loss per share (Basic and diluted)		$(0.03)	$(0.04)
Weighted average number of common shares issued and outstanding (Basic and diluted)		122,410,573	96,252,156

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
Presented in US Dollars

	For the three months ended
	September 30,	September 30,
	2011	2010
Net loss	$(3,679,334)	$(4,018,976)
Items that may subsequently be reclassified to net loss
Foreign translation adjustment	792,210	(96)
Fair value adjustment on available for sale financial assets	(7,929)	2,469
Items that will not subsequently be reclassified to net loss
Foreign translation adjustment	(1,167,447)	79,860
Impairment of available for sale investments included in income statement	42,512	-
Total comprehensive loss	$(4,019,988)	$(3,936,743)

NEVADA GEOTHERMAL POWER INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)
Presented in US Dollars

					Accumulated other comprehensive income
					Foreign	Revaluation of
					currency	available for
	Number of			Contributed	translation	sale financial
	shares	Share capital	Warrants	surplus	reserve	assets	Deficit	Total
As at July 1, 2010	95,576,504	$54,942,619	$-	$4,143,381	$-	$-	$(80,283,735)	$(21,197,735)

Issued for cash
Share options exercised	20,000	8,707	-	-	-	-	-	8,707
Private placement	20,700,000	6,493,879	2,985,199	-	-	-	-	9,479,078
Share options exercised – option valuation	-	2,599	-	(2,599)	-	-	-	-
Warrants granted to EIG	-	-	519,588	-	-	-	-	519,588
Share-based payment expense	-	-	-	8,520	-	-	-	8,520
Currency translation difference	-	-	-	-	79,764	-	-	79,764
Revaluation of available for sale financial assets	-	-	-	-	-	2,469	-	2,469
Net loss	-	-	-	-	-	-	(4,018,976)	(4,018,976)

As at September 30, 2010	116,296,504	$61,447,804	$3,504,787	$4,149,302	$79,764	$2,469	$(84,302,711)	$(15,118,585)

As at July 1, 2011	122,410,573	$62,925,121	$3,501,594	$4,677,138	$682,674	$(54,796)	$(87,539,903)	$(15,808,172)

Share issue transaction costs	-	(1,316)	-	-	-	-	-	(1,316)
Share-based payment expense	-	-	-	22,794	-	-	-	22,794
Currency translation difference	-	-	-	-	(375,237)	-	-	(375,237)
Revaluation of available for sale financial assets	-	-	-	-	-	(7,929)	-	(7,929)
Impairment of available for sale financial assets	-	-	-	-	-	42,512	-	42,512
Net loss	-	-	-	-	-	-	(3,679,334)	(3,679,334)

As at September 30, 2011	122,410,573	$62,923,805	$3,501,594	$4,699,932	$307,437	$(20,213)	$(91,219,237)	$(19,806,682)

NEVADA GEOTHERMAL POWER INC.

CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENTS (UNAUDITED)
Presented in US Dollars

		For the three months ended
		September 30,	September 30,
	Note	2011	2010

Operating activities
Net loss		$(3,679,334)	$(4,018,976)
Finance income		(11,987)	(6,941)
Finance costs		4,868,268	5,503,674
Depreciation		1,238,614	1,294,740
Amortization		15,764	9,753
Adjustment to asset retirement obligation		43,220	-
Share-based payment expense		22,794	8,520
Change in fair value of cash settled option		-	(113,322)
Impairment of available for sale financial assets		42,512	-
Net change in non-cash working capital	30	74,348	330,598
		$2,614,199	$3,008,046

Investing activities
Acquisition of property, plant and equipment		(388,612)	(2,030,177)
Government grants received		7,869,212	-
Increase in restricted cash		(100,081)	(14,691,991)
		$7,380,519	$(16,722,168)
Financing activities
Net proceeds from private placements		-	9,681,220
Transaction costs Imperial Valley stock issuance		(1,316)	-
Proceeds from options exercised		-	8,707
Repayments of long-term payables		(69,245)	(69,243)
Repayments of lease obligation		(2,382)	(2,382)
Loan advances		-	93,867,105
Repayments of EIG loan		-	(78,224,221)
Repayments of John Hancock loan		(1,492,106)	(217,272)
Finance income received		11,987	6,941
Finance costs paid	30	(4,009,346)	(5,192,645)
Future financing costs		-	(143,538)
		$(5,562,408)	$19,714,672

Effects of exchange rate changes		(299,636)	99,479

Increase in cash and cash equivalents		4,132,674	6,100,029

Cash and cash equivalents, beginning of period		9,461,451	6,435,375
Cash and cash equivalents, end of period		$13,594,125	$12,535,404

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

The Condensed Consolidated Financial Statements were approved by the Board of Directors on November 25, 2011.

1.	NATURE OF OPERATIONS AND GOING CONCERN

Nevada Geothermal Power Inc. (“the Company” or “Nevada Geothermal”) was incorporated on April 13, 1995 under the laws of British Columbia and has its registered office at 840 – 1140 West Pender Street, Vancouver, Canada. The Company’s common shares are traded on the TSX Venture Exchange under the trading symbol NGP and on the OTC Bulletin Board in the United States under the symbol NGLPF.

The Company is a generator of geothermal electrical power and a developer of geothermal projects. Nevada Geothermal’s principal operation is the Faulkner I power plant located in northern Nevada (“Blue Mountain”). Revenue is generated by the Company from selling electrical power to NV Energy (“NVE”) under a 20-year Power Purchase Agreement (“PPA”). The Company is also continuing its exploration, evaluation and further development of other geothermal property interests at Pumpernickel Valley, North Valley and Edna Mountain in Nevada, and holds a 50% interest in the Crump Geyser property in Oregon which is being developed through a joint venture with Ormat Nevada Inc. (“Ormat”). During the final quarter of the 2011 financial year, the Company acquired three additional properties in the Imperial Valley of California, namely New Truckhaven, East Brawley and South Brawley.

The Company’s subsidiary NGP Blue Mountain I LLC (“NGP I”) has been operating commercially at its Blue Mountain power plant since November 2009. The Company has incurred net losses over the past several years and has accumulated a deficit of $91.2 million. Under the Company’s currently anticipated power production forecast its subsidiary, NGP Blue Mountain Holdco LLC (“BM Holdco”), which holds a 100% interest in NGP I, is not able to service its loan with EIG Global Energy Partners (“EIG”) for the full loan term. In addition, cash generation for the quarter ending December 2011 has been reduced by a fire during September 2011, reducing the cash available to fund the minimum interest payments under the EIG loan. No cash from the Blue Mountain project is available to the Company until the EIG loan balance is paid down to a target level as defined in the agreement, which was $63.8 million at September 30, 2011. As at September 30, 2011, BM Holdco owed $91.3 million to EIG and NGP I owed $91.7 million to John Hancock Life Insurance Company (“John Hancock”). Consequently, material uncertainties exist which may cast significant doubt upon the Company’s ability to continue as a going concern. NGP I must increase power production to enable BM Holdco to reduce the EIG loan balance which is necessary to continue to meet cash payment obligations and to meet the interest coverage ratio covenant. To date, the Company’s testing and stimulation program has not resulted in a significant increase in the power generation outlook. Work to optimise the wellfield configuration is continuing, and the Company is negotiating with lenders regarding a restructuring of the loan terms of the EIG loan. If the Company is unable to increase power production sufficiently, a restructuring of the EIG loan will be required to maintain compliance with loan terms. As at September 30, 2011 and as at the date of these financial statements, the outcome of these activities is unknown and subject to considerable uncertainty.

The Company’s ability to continue as a going concern is dependent on its available cash and its ability to continue to raise funds to support corporate operations and the development of other properties. These consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties and such adjustments would be material.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These financial statements are covered by IFRS 1, First time adoption of IFRS. The Group’s financial statements were prepared under Canadian generally accepted accounting principles (“Canadian GAAP”) until June 30, 2011. Reconciliations and descriptions of the effect of transition to International Financial Reporting Standards (“IFRS”) on the Group’s equity and its total comprehensive income and cash flows are provided in note 31.

Basis of Presentation

The interim consolidated financial statements are expressed in United States Dollars (“USD”) and have been prepared in accordance with IAS 34, Interim financial reporting, and IFRS 1, First-time adoption of IFRS, as issued by the International Accounting Standards Board (“IASB”). The interim consolidated financial statements have been prepared in accordance with the accounting policies the Company expects to adopt in its annual consolidated financial statements for the year ending June 30, 2012. The interim consolidated financials should be read in conjunction with the audited consolidated financial statements and notes thereto prepared under the previous Canadian GAAP for the year ended June 30, 2011.

The comparative numbers have been restated to comply with IFRS, as disclosed in note 31. The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in note 5.

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Consolidation

The financial statements include the accounts of the Company and the following (“the Group”):

Wholly owned subsidiaries:

  Blue Mountain Power Company Inc., incorporated in the province of British Columbia;

  Nevada Geothermal Power Chile S.A., incorporated in Chile;

  Desert Valley Gold Co., incorporated in the State of Nevada;

  Nevada Geothermal Power US Holdings Inc., incorporated in the State of Nevada;

  Nevada Geothermal Power Company, incorporated in the State of Nevada;

  Nevada Geothermal Operating Company, a Delaware limited liability company;

  NGP Blue Mountain Holdco LLC (“BM Holdco”), a Delaware limited liability company;

  NGP Blue Mountain I LLC, a Delaware limited liability company (“NGP I”);

  NGP Pumpernickel I, incorporated in the State of Nevada;

  NGP North Valley Inc., incorporated in the State of Nevada;

  NGP Crump I, incorporated in the State of Nevada.

  Nevada Geothermal Power East Brawley LLC, a Delaware limited liability company;

  Nevada Geothermal Power South Brawley LLC, a Delaware limited liability company; and

  NGP Truckhaven LLC, a Delaware limited liability company.

Joint ventures:

  Crump Geothermal Company LLC (“CGC”) (50% interest).

Subsidiaries

Subsidiaries are all entities (including special purpose entities if applicable) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are no longer consolidated from the date that control ceases. The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

Inter-company transactions, balances, revenues and expenses between group companies are eliminated.

Joint ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. The Group uses the proportionate consolidation method to recognize its interest in jointly controlled entities. The Group combines its share of the joint venture’s individual income and expenses, assets and liabilities and cash flows on a line by line basis with similar items in the Group’s financial statements. The Group recognizes the portion of gains and losses on the sale of assets by the Group to the joint venture that is attributable to the other venturers. The Group does not recognize its share of profits or losses from the joint venture until it resells the assets to an independent party, except where unrealized losses provide evidence of an impairment of the asset transferred. Joint ventures’ accounting policies have been changed where necessary to ensure consistency with the policies adopted by the Group. The reporting dates of joint ventures are aligned with the reporting date of the Group.

Foreign Currency Translation

Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in US dollars.

Transactions and balances

Monetary assets and liabilities denominated in foreign currency are translated at exchange rates in effect at balance sheet dates. Revenues and expenses are translated at the exchanges rates prevailing on the transaction dates. Non-monetary items measured in terms of historical cost are translated using the exchange rate at the date of the transaction. Realized and unrealized exchange gains and losses are included in the income statement.

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign Currency Translation (continued)

Transactions and balances (continued)

When a gain or loss on a non-monetary item is recognised in other comprehensive income, any exchange component of that gain or loss shall be recognised in other comprehensive income.

Conversely, when a gain or loss on a non-monetary item is recognised in profit or loss, any exchange component of that gain or loss shall be recognised in profit or loss.

Group companies

The results and financial position of all Group companies that have a functional currency different from the presentation currency are translated into the Group’s presentation currency as follows:

  Income statements and cash flow statements are translated at the average exchange rates prevailing during each reporting period; and

  Assets and liabilities are translated at the exchange rates prevailing at balance sheet dates.

All resulting exchange differences arising from the translation are included as a separate component of other comprehensive income.

Segment Reporting

The Group has identified each of its resource properties as an operating segment, consistent with internal reporting provided to the chief operating decision maker. The Blue Mountain project and Crump Geyser joint venture project are reported separately, but the Group aggregates its other projects as one reportable segment, which consists of the Pumpernickel, Edna Mountain, North Valley, New Truckhaven, East Brawley and South Brawley geothermal projects, as well as the wind project at Blue Mountain. Inter-segment transactions and balances have been eliminated in the preparation of the segment analysis note.

Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation, accumulated impairment losses and government grants applied. Historical cost includes expenditure that is directly attributable to the acquisition of the items and in the case of the wellfield, all costs of acquisition and development of the Blue Mountain resource property interest, as more fully described in the accounting policy for resource property interests below. Capitalization of costs ceases when an item of property, plant and equipment, or a portion thereof, is in the location and condition necessary for it to be capable of operating in the manner intended by management. Revenue derived from an item of property, plant, and equipment while bringing the asset to its location and condition is deducted from the cost of preparing and testing the asset. Borrowing costs directly attributable to major projects that necessarily take a substantial period of time to get ready for the intended use are capitalized over the period during which the asset is constructed.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. When a component of property, plant and equipment is replaced, the carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the income statement during the financial period in which they are incurred.

Land is not depreciated. Major spare parts, wellfield casing not yet installed and stand-by equipment are carried as property, plant and equipment, and are depreciated if available for use. Depreciation on other assets is calculated using the straight-line method to write-off the cost of assets to their residual values over their estimated useful lives, as follows:

Computers, office furniture & equipment	3 – 5 years
Field Equipment & vehicles	5 years
Leasehold improvements	5 years
Plant	5 – 30 years
Wellfield	20 years

The residual value of an asset is the estimated amount that an entity would currently obtain from disposal of the asset, after deducting the estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of its useful life. The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount.

Resource property interests

Costs relating to the acquisition of resource properties are capitalized. Costs relating to the exploration for and evaluation of geothermal and other resources are recognized in profit or loss when incurred if costs relate to expenditure on activities undertaken with the prospect of surveying areas where exploitation probability is uncertain and the costs do not meet the criteria for capitalization. Development costs relating to resource properties are capitalized if the Company can demonstrate all of the following:

  The technical feasibility of completing the project, including the existence of an adequate geothermal resource;

  The intention to complete the development of the project and to use or sell the power plant;

  The ability to complete the project;

  How the project will generate future benefits;

  The availability of adequate technical, financial and other resources to complete the development; and

  The ability to measure costs to be capitalized reliably.

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Resource property interests (continued)

The expenditure capitalised includes the cost of materials, direct labour and overhead costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in profit or loss when incurred.

Upon completion of a project, costs capitalized under interests in resource properties are transferred to property, plant and equipment, and amortized over its estimated useful life.

Government Assistance

Government grants are recorded as a reduction of the related expenditure, item of property, plant and equipment or resource property interest where there is reasonable assurance that the Group has complied with all conditions necessary to receive the grants and collection is reasonably assured.

Intangible assets

Intangible assets are stated at historical cost less accumulated amortization and accumulated impairment losses. Costs are amortized over the remaining useful lives of assets, as follows:

Computer software	3 – 5 years
Water rights	30 years
Mining rights	20 years
Royalty rights	30 years

Impairment of non-financial assets

The Group reviews the carrying value of its tangible and intangible assets (except for inventories) at the end of each reporting period and if events occur which call into question the carrying value of the assets to determine whether there is any indication of impairment. If there is an indication of impairment, the recoverable amount of the asset is estimated, being the higher of the asset’s fair value less costs to sell and value in use. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (cash-generating units).

Financial assets

The Group classifies its financial assets in the following categories: at fair value through profit or loss, loans and receivables, and available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously.

Financial assets at fair value through profit or loss

Financial assets are included in this category if acquired principally for the purpose of selling in the short term. Derivatives are also included in this category unless they are designated as hedges. Assets in this category are classified as current assets if expected to be settled within 12 months; otherwise, they are classified as non-current. Financial assets carried at fair value through profit or loss are initially recognized at fair value, and transaction costs are expensed in the income statement. Realized and unrealized gains and losses arising from changes in the fair value of assets included in this category are included in the income statement in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the income statement when the Group’s right to receive payments is established.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the balance sheet date, which are classified as non-current assets. The Group’s loans and receivables comprise restricted cash, accounts receivable and cash and cash equivalents on the balance sheet, and are initially recognized at fair value plus transaction costs and subsequently carried at amortized cost, less impairments, using the effective interest rate method.

At each balance sheet date, the Group assesses whether there is objective evidence that a financial asset or group of financial assets included in loans and receivables is impaired. A financial asset is impaired only if objective evidence exists of an impairment as a result of one or more events subsequent to the initial recognition of the asset that has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial assets (continued)

Loans and receivables (continued)

The following are loss events:

  significant financial difficulty of the issuer or obligor;

  a breach of contract, such as a default or delinquency in interest or principal payments;

  the Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

  it becomes probable that the borrower will enter bankruptcy or other financial reorganisation;

  the disappearance of an active market for that financial asset because of financial difficulties; or

  observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

    adverse changes in the payment status of borrowers in the portfolio; and

    national or local economic conditions that correlate with defaults on the assets in the portfolio.

  For loans and receivables, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses) discounted at the financial asset’s original effective interest rate. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the impairment loss is reversed.

  Available-for-sale financial assets

  Available-for-sale financial assets are non-derivatives that are either designated as available-for-sale or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. The Company has designated its investment in publicly traded shares of another resource company as an available-for-sale financial asset. Accordingly, the investment is carried at fair value, and changes in fair value are recognized directly in other comprehensive income, except for impairment losses. The cumulative gain or loss previously recognized in other comprehensive income is recognized in net income for the period at the time the investment is impaired or derecognized. The fair value of publicly traded securities is based on quoted market prices. Interest on available-for-sale securities calculated using the effective interest method is recognized in the income statement as part of other income. Dividends on available-for-sale equity instruments are recognized in the income statement as part of other income when the Group’s right to receive dividend payments is established.

  The Group assesses at the end of each reporting period whether there is objective evidence that an available-for-sale financial asset is impaired. For debt securities, the criteria included under loans and receivables are used. In the case of equity investments classified as available for sale, a significant or prolonged decline in the fair value of the security below its cost is also evidence that the assets are impaired.

  Future Financing Costs

  Transaction costs incurred in anticipation of future financing transactions are carried on the balance sheet until the financing transaction takes place, at which time these costs are offset against the fair value of the liability or equity raised. Transaction costs incurred in respect of transactions that are abandoned are expensed when the transaction is abandoned.

  Inventories

  Inventories are stated at the lower of cost and net realisable value, and consist of spare parts and chemicals. Cost is determined using the weighted average method and includes the cost of purchase, conversion and other costs required to bring inventories to their present location and condition.

  Trade receivables

  Trade receivables are amounts due from customers for electricity sold or services performed in the ordinary course of business. Trade receivables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment.

  Cash and cash equivalents

  Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less and bank overdrafts.

  Share capital and warrants

  Share capital consists of common shares with no par value. Warrants issued are presented separately from share capital. Incremental costs directly attributable to the issue of new ordinary shares or warrants are deducted from the proceeds.

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Long-term liabilities

  Long-term liabilities are recognized initially at fair value, net of transaction costs incurred. Long-term liabilities are subsequently stated at amortized cost using the effective interest method. The effective interest rate is calculated by estimating the cash flows associated with the loan, considering all contractual terms of the financial instrument. The calculation includes all fees paid or received between the parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts.

  When the estimated future cash flows change, the Company adjusts the carrying amount of the loan to reflect actual and revised estimated cash flows. The Company recalculates the carrying amount by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate.

  Cash settled option

  The cash settled option has been classified as held for trading and is measured at fair value with unrealized gains and losses recognized in the income statement for the period.

  Current and deferred income tax

  The tax expense for the period comprises current and deferred tax. Tax is recognized in the income statement, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

  The current income tax charge is the expected tax payable on taxable income for the year using the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income and any adjustments in respect of prior years.

  Deferred income tax is provided, using the liability method, on temporary differences between the tax bases of assets and liabilities and their carrying amounts, using tax rates and laws that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the deferred income tax asset is realised or the deferred income tax liability is settled. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill and deferred income tax is not accounted for if it arises from the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

  Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised. The following criteria are used in assessing the probability that taxable profit will be available against which the unused tax losses or unused tax credits can be utilised:

    whether the Group has sufficient taxable temporary differences relating to the same taxation authority and the same taxable entity, which will result in taxable amounts against which the unused tax losses or unused tax credits can be utilised before they expire;

    whether it is probable that the Group will have taxable profits before the unused tax losses or unused tax credits expire;

    whether the unused tax losses result from identifiable causes which are unlikely to recur; and

    whether tax planning opportunities are available that will create taxable profit in the period in which the unused tax losses or unused tax credits can be utilised.

  Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred income tax liability where the timing of the reversal of the temporary difference is controlled by the group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention and ability to settle the balances on a net basis.

  Provisions

  Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events for which it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

  Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation.

  A provision is recognized in respect of future costs to retire assets, including environmental costs, remediation and ongoing treatment and monitoring of the site. The corresponding asset is capitalized as part of the asset’s carrying value and amortized over the asset’s useful life. Changes in the value of the provision resulting from revisions to the amount or timing of the underlying cash flows are capitalized to the related asset. The increase in the provision due to passage of time is recognized as interest expense.

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

  Accounts payable and accrued liabilities

  Accounts payable and accrued liabilities are obligations to pay for goods or services that have been acquired in the ordinary course of business. Trade payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Trade payables are recognized initially at fair value and subsequently measured at amortised cost using the effective interest method.

  Leases

  Finance Leases

  Leases of property, plant and equipment, where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the inception of the lease at the lower of the fair value of the leased property or the present value of the minimum lease payments. The corresponding rental obligations, net of finance charges, are classified as liabilities. The interest element is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability of each period. The property, plant and equipment acquired under finance leases are depreciated over the shorter of the useful life of the assets or the lease term.

  Operating Leases

  Leases where a significant portion of risks and rewards of ownership are retained by the lessor are classified as operating leases. Operating lease costs are charged against operating profit on a straight-line basis over the period of the lease.

  Revenue recognition

  Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the group’s activities. The Group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity.

  The Group recognizes revenue from the sale of energy produced and the related Portfolio Energy Credits (“PCs”) in terms of its PPA with NV Energy when the energy is supplied to the buyer, as metered at the point of interconnection with the transmission system. Revenue for services provided to joint ventures is recognized when services are rendered. The Group only recognizes the portion of revenue that is attributable to the other venturers.

  Share-based payments

  In share-based payment transactions, the Group measures the goods or services received, and the corresponding increase in equity, at the fair value of the goods or services received on the date the goods and services are received, unless the fair value can not be estimated reliably. If so, the Group measures the fair value by reference to the fair value of the equity instruments granted.

  The Company grants stock options to officers, directors and employees. The plan is classified as an equity settled stock-based compensation plan. The fair value of stock options which vest immediately is recorded at the date of grant and the fair value of options which vest in the future is recognized on a straight-line basis over the vesting period. Stock option plans that have multiple instalments with different vesting periods are fair valued separately at the grant date. Upon exercise of options, any consideration received, together with the related portion of contributed surplus, is credited to share capital. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of options that are expected to vest. It recognises the impact of the revision to original estimates, if any, in the income statement, with a corresponding adjustment to equity.

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

3.	FUTURE CHANGES IN ACCOUNTING POLICIES AND EARLY ADOPTION

  The Company early adopted Presentation of Items of Other Comprehensive Income (Amendments to IAS 1) issued in June 2011. The effect of the change was to increase the disclosure provided in the Condensed Statement of Comprehensive Income, as the amendment requires items of other comprehensive income that may subsequently be reclassified to the income statement to be presented separately from those that may not.

  The following amendment is required to be applied for periods beginning on or after January 1, 2012:

    Amendments to IAS 12: Deferred Tax: Recovery of Underlying Assets
    The amendment deals with the treatment of property, plant and equipment measured under the revaluation model in IAS 16 or investment properties measured using the fair value model in IAS 16 and is not expected to have a material effect on the Company’s consolidated financial statements.

  The following standards and amendments are required to be applied for periods beginning on or after January 1, 2013:

    IFRS 9, Financial Instruments;

    IFRS 10, Consolidated Financial Statements;

    IFRS 11, Joint Arrangements;

    IFRS 12, Disclosure of Interests in Other Entities;

    IFRS 13, Fair Value Measurement;

    IAS 19, Employee Benefits (amended 2011);

    IAS 27, Separate Financial Statement (amended 2011); and

    IAS 28, Investments in Associates (amended 2011).
    The adoption of the above standards is not expected to have a material effect on the Company’s consolidated financial statements, with the exception of IFRS 11, Joint Arrangements. IFRS 11 requires that the equity method be used to account for joint ventures in consolidated financial statements. The Company currently uses proportionate consolidation to account for its interest in CGC. The impact of this change will depend on the status of the project at the time the new accounting policy is adopted, and cannot be determined at this stage.

4.	CAPITAL MANAGEMENT

  The Company’s objectives when managing capital are to:

    ensure there are adequate capital resources to manage the Company’s ability to continue as a going concern;

    maintain adequate levels of funding to sustain the required exploration and development of its resource properties;

    maintain investor, creditor and market confidence to sustain future development of the business; and

    provide returns to shareholders and benefits for other stakeholders.

  The capital structure of the Company consists of share capital, warrants, contributed surplus, deficit, and long-term liabilities. As at September 30, 2011, this amounted to $136.4 million (June 30, 2011 - $140.7 million and July 1, 2010 – $132.5 million).

  The Company’s Blue Mountain project started to generate revenue during the 2010 financial year. A portion of the project is currently funded by a loan provided by EIG, the terms of which provide for the loan to be repaid from available cash flow. The lender has the right to receive cash interest plus 60% of available project cash, as defined, which is calculated after the repayments on the John Hancock loan, and which increases to 100% if target loan balances are exceeded. Target loan balances are currently exceeded, and accordingly no cash from the Blue Mountain project is currently available to fund the Company’s other projects. In addition, current power production forecasts indicate that BM Holdco will not be able to service the EIG loan for the full loan term. Cash from the project will only become available to the rest of the Group if the Company is successful in either increasing the power production at Blue Mountain or repaying or restructuring the EIG loan.

  The Company’s other resource property projects are currently funded by equity financing in combination with government grants. Development of the Crump Geyser project is taking place as a joint venture with Ormat, under which Ormat provides financing and project management for the project. Ormat will fund 100% of the initial development activities of CGC in the amount of $15 million and pay the Company $2.5 million in instalments over a three year period, $300,000 of which has been received ($200,000 after period end). After the initial development expenses funded by Ormat are expended, the parties will each be responsible for funding their 50% share of costs; however, the Company has the option to borrow under a bridge financing facility from Ormat for all or part of its share of costs up to $15 million.

  The Company manages its capital in a manner that provides sufficient funding for exploration and development activities. Annual budgets and rolling forecasts are used to determine the necessary capital requirements. The budgets are prepared by management, approved by the Board of Directors and are updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary.

  The Company is not subject to externally imposed capital requirements. The Company is subject to certain debt service coverage ratios, as more fully discussed in note 16.

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

5.	SIGNIFICANT JUDGEMENTS AND ESTIMATES

  The Company is often required to make estimates and assumptions regarding the future. The estimates will, by definition, rarely equal the actual results achieved. The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities are discussed below. Estimates and judgements are continually re-assessed and are based on historical experience as well as other factors, including expectations of future events that are believed to be reasonable under the circumstances.

  Estimates of the useful lives and residual values of property, plant and equipment and intangible assets

  The Group depreciates or amortizes its property, plant and equipment and intangible assets over their estimated useful lives, as more fully described in Note 2, Summary of significant accounting policies. The actual lives of these assets can vary depending on a variety of factors, including geothermal resource characteristics and management, technological innovation and maintenance programs.

  Residual values are estimated as the amount the Group would currently obtain from disposal of the asset if the asset were already of the age and condition expected at the end of useful life.

  Impairment of assets

  Property, plant and equipment, intangible assets and resource property interests are assessed for impairment at the end of each reporting period as described in Note 2, Summary of significant accounting policies. The identification of impairment indicators as well as determination of assumptions used in impairment tests involve significant judgement.

  Classification of CGC as a joint venture

  The classification of CGC as a joint venture is based on the contractual arrangement in place, which details the roles and responsibilities of the joint venture partners, as well as the management committee that has been established.

  Estimate of future cash flows associated with the EIG loan

  Management has determined that it is not possible to make an estimate of the future cash flows associated with the EIG loan at this time, as more fully described in note 16.

  Cash settled option

  The value of the cash settled option has been reduced to zero, due to the expectation that BM Holdco will not be able to service the EIG loan for the full loan term without higher power production and / or a restructuring of the loan terms.

  The calculation of the fair value of the asset retirement obligation

  The ultimate amount of the site restoration and reclamation costs that will have to be incurred is uncertain due to uncertainty regarding the extent of the liability and the costs that will have to be incurred to settle the liability. In addition, the timing of the settlement of the obligation is uncertain.

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

6.	SEGMENTAL ANALYSIS

For the quarter ended	Blue	Crump	Other	Corporate and	Total
September 30, 2011	Mountain	Geyser	projects	reconciling
	power plant	project		items
Revenue	$5,220,641	$3,028	$-	$-	$5,223,669
EBITDA *	3,769,994	(17,171)	(848,231)	(473,267)	2,431,325
Depreciation and amortization	(1,207,598)	-	(13,347)	(33,433)	(1,254,378)
Operating profit	2,562,397	(17,171)	(861,578)	(506,701)	1,176,947
Finance costs	(4,864,709)	-	(3,559)	-	(4,868,268)
Net loss	(2,300,466)	(17,171)	(865,113)	(496,584)	(3,679,334)

For the quarter ended	Blue	Crump	Other	Corporate and	Total
September 30, 2010	Mountain	Geyser	projects	reconciling
	power plant	project		items
Revenue	$6,857,017	$-	$-	$-	$6,857,017
EBITDA *	3,292,337	58,575	(111,602)	(457,060)	2,782,250
Depreciation and amortization	(1,271,991)	-	(10,955)	(21,547)	(1,304,493)
Operating profit	2,020,346	58,575	(122,557)	(478,607)	1,477,757
Finance costs	(5,503,022)	-	(652)	-	(5,503,674)
Net (loss) profit	(3,478,393)	58,575	(123,101)	(476,057)	(4,018,976)

As at September 30, 2011	Blue	Crump	Other	Corporate and	Total
	Mountain	Geyser	projects	reconciling
	power plant	project		items
Cash and cash equivalents	$9,708,286	$19,026	$82,539	$3,784,274	$13,594,125
Property, plant and equipment	110,016,186	-	241,763	1,326,739	111,584,688
Resource property interests	-	-	2,263,732	-	2,263,732
Long-term liabilities	156,465,039	-	-	-	156,465,039

As at June 30, 2011	Blue	Crump	Other	Corporate and	Total
	Mountain	Geyser	projects	reconciling
	power plant	project		items
Cash and cash equivalents	$3,781,035	$42,885	$113,384	$5,524,147	$9,461,451
Property, plant and equipment	117,416,866	-	261,163	1,362,295	119,040,324
Resource property interests	-	-	2,263,732	-	2,263,732
Long-term liabilities	157,163,250	-	-	-	157,163,250

As at July 1, 2010	Blue	Crump	Other	Corporate and	Total
	Mountain	Geyser	projects	reconciling
	power plant	project		items
Cash and cash equivalents	$4,570,882	$-	$25,993	$1,838,500	$6,435,375
Property, plant and equipment	125,084,581	-	140,585	1,385,240	126,610,406
Resource property interests	-	-	29,583	-	29,583
Long-term liabilities	153,708,330	-	-	-	153,708,330

  * Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) is a measure that does not have any standardized meaning prescribed by IFRS. It is defined by the Company as operating profit excluding depreciation and amortization. The Company is including EBITDA in the segmental analysis because it is a key measure used by management to evaluate performance.

  The majority of the cash and cash equivalents included in the Blue Mountain power plant segment is not available for use by the rest of the Group. Refer to note 7.

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

6.	SEGMENTAL ANALYSIS (CONTINUED)

  The Company’s corporate head office is located in Canada, and its projects are located in the United States. All revenues are attributed to the United States. The non-current assets other than financial instruments located in the different geographical regions are as follows:

	September 30,	June 30,	July 1,
	2011	2011	2010
Canada	$231,076	$262,709	$37,006
United States	114,747,472	122,193,905	127,673,622
	$114,978,548	$122,456,614	$127,710,628

7.	CASH AND CASH EQUIVALENTS

  Cash and cash equivalents consists of cash on hand and balances with banks and includes $9.6 million (June 30, 2011: $3.7 million and July 1, 2010: $4.3 million) held by NGP I or BM Holdco, which is not available for use by the rest of the Group due to the terms of the EIG loan, which prevent any cash being distributed from BM Holdco until target note balances are met, as more fully described in note 1.

8.	RESTRICTED CASH

	September 30,	June 30,	July 1,
	2011	2011	2010
Short-term
Cash with restricted use	$3,098,561	$3,000,023	$-
	$3,098,561	$3,000,023	$-
Long-term
Reserve accounts	$5,478,126	$5,477,988	$-
Cash collaterised letters of credit:
Oregon Department of Minerals: reclamation	-	50,000	150,000
Nevada Division of Minerals: reclamation	50,000	50,000	50,000
California Division of Oil, Gas & Geothermal Resources	50,000	-	-
NVE: PPA (refer to note 28)	3,807,077	3,805,672	3,805,672
	$9,385,203	$9,383,660	$4,005,672

  The short-term cash with restricted use is to be used for approved wellfield expenditures and property tax at Blue Mountain. The long-term reserve accounts were established in accordance with the terms of the John Hancock loan agreement, and consist of a debt service reserve account as well as a major maintenance reserve account.

9.	ACCOUNTS RECEIVABLE

	September 30,	June 30,	July 1,
	2011	2011	2010
Trade receivables	$1,630,510	$1,778,208	$2,034,570
Equipment receivable	-	1,001,409	-
Other	34,289	53,095	445,176
	$1,664,799	$2,832,712	$2,479,746

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

10.	AVAILABLE FOR SALE FINANCIAL ASSETS

	September 30,	June 30,	July 1,
	2011	2011	2010
Opening balance	$16,592	$71,388	$146,817
Fair value adjustment included in other comprehensive income	(7,929)	(54,796)	(75,429)
Adjustment to other comprehensive income on impairment	42,512	-	75,429
Impairment included in net loss	(42,512)	-	(75,429)
Closing balance	$8,663	$16,592	$71,388
Consisting of:
Cost	$146,817	$146,817	$146,817
Accumulated impairment losses	(117,941)	(75,429)	(75,429)
Accumulated fair value adjustments	(20,213)	(54,796)	-
	$8,663	$16,592	$71,388

  Available for sale financial assets consist of 33,333 shares in Ram Power Corp (“Ram”) (June 30, 2011 - 33,333 shares in Ram and July 1, 2010 - 400,000 shares in Sierra Geothermal Power Corp. (“Sierra”)). During the 2011 financial year Sierra was acquired by Ram, at which time shares of Sierra were replaced with shares of Ram on a 12 for one basis. During the quarter, the investment was impaired, due to the significant and prolonged decline in the fair value.

11.	INVENTORY

	September 30,	June 30,	July 1,
	2011	2011	2010
Chemicals	$82,561	$83,299	$-
Spare parts	189,925	189,925	161,881
	$272,486	$273,224	$161,881

  See also note 23.

  NEVADA GEOTHERMAL POWER INC.

  Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

12.	PROPERTY, PLANT AND EQUIPMENT

September 30, 2011	Computers, office furniture and equipment	Field equipment and vehicles	Landand leasehold improvements	Plant	Wellfield	Spare parts and casing	Total

COST
As at June 30, 2011	$176,646	$291,781	$501,987	$90,198,765	$35,733,214	$753,862	$127,656,255
Additions	3,629	-	1,530	157,102	508,994	-	671,255
Placed in service	-	-	-	-	-	-	-
Casing utilized	-	-	-	81,306	-	(90,281)	(8,975)
Settlement received	-	-	-	1,001,409	-	-	1,001,409
Cash grant received	-	-	-	(826,926)	(7,042,286)	-	(7,869,212)
Foreign exchange movement	(8,083)	-	(8,458)	-	-	-	(16,541)
As at September 30, 2011	$172,192	$291,781	$495,059	$90,611,656	$28,199,922	$663,581	$120,434,191

ACCUMULATED DEPRECIATION
As at June 30, 2011	$85,398	$111,346	$7,389	$6,019,299	$2,392,499	$-	$8,615,931
Depreciation	8,184	13,653	6,642	847,862	362,273	-	1,238,614
Foreign exchange movement	(4,433)	-	(609)	-	-	-	(5,042)
As at September 30, 2011	89,149	124,999	13,422	6,867,161	2,754,772	-	9,849,503

CARRYING AMOUNT
As at June 30, 2011	$91,248	$180,435	$494,598	$84,179,466	$33,340,715	$753,862	$119,040,324
As at September 30, 2011	83,043	166,782	481,637	83,744,495	25,445,150	663,581	111,584,688

  No finance costs were capitalized to property, plant and equipment during the three months ended September 30, 2011 (Three months ended September 30, 2010 - $102,078).

  Vehicles includes an asset purchased under finance lease with a cost of $40,347 (June 2011 - $40,347), accumulated depreciation of $11,431 (June 2011 - $9,414) and depreciation for the three months of $2,017 (three months ended September 30, 2010 – $2,017).

  The carrying amount of property, plant and equipment that is temporarily idle is $2.4 million (June 2011 - $1.3 million and July 1, 2010 - nil).

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

12.	PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

June 30, 2011	Computers, office furniture and equipment	Field equipment and vehicles	Land and leasehold improvements	Plant	Wellfield	Construction in progress	Spare parts and casing	Total

COST
As at July 1, 2010	$116,091	$237,152	$384,188	$96,933,766	$23,643,027	$7,221,212	$1,485,729	$130,021,165
Additions	50,319	72,188	117,799	828,397	3,175,045	4,779,329	728,261	9,751,338
Placed in service	-	-	-	-	12,000,541	(12,000,541)	-	-
Casing utilized	-	-	-	-	1,460,128	-	(1,460,128)	-
Settlement received	-	-	-	(1,789,908)	-	-	-	(1,789,908)
Government loan guarantee	-	-	-	(5,773,490)	(4,545,527)	-	-	(10,319,017)
Disposals	-	(17,559)	-	-	-	-	-	(17,559)
Foreign exchange movement	10,236	-	-	-	-	-	-	10,236
As at June 30, 2011	$176,646	$291,781	$501,987	$90,198,765	$35,733,214	$-	$753,862	$127,656,255

ACCUMULATED DEPRECIATION
As at July 1, 2010	$50,938	$62,568	$406	$2,471,126	$825,721	$-	$-	$3,410,759
Depreciation	30,077	53,726	6,951	3,548,173	1,568,808	-	-	5,207,735
Disposals	-	(4,948)	-	-	-	-	-	(4,948)
Foreign exchange movement	4,383	-	32	-	(2,030)	-	-	2,385
As at June 30, 2011	$85,398	$111,346	$7,389	$6,019,299	$2,392,499	$-	$-	$8,615,931

CARRYING AMOUNT
As at July 1, 2010	$65,153	$174,584	$383,782	$94,462,640	$22,817,306	$7,221,212	$1,485,729	$126,610,406
As at June 30, 2011	$91,248	$180,435	$494,598	$84,179,466	$33,340,715	$-	$753,862	$119,040,324

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

13.	INTANGIBLE ASSETS

September 30, 2011				Royalty
	Software	Water rights	Mining rights	rights	Total

COST
As at June 30, 2011	$129,802	$47,232	$60,550	$1,000,000	$1,237,584
Foreign exchange movement	(8,705)	-	-	-	(8,705)
As at September 30, 2011	$121,097	47,232	60,550	1,000,000	1,228,879

ACCUMULATED AMORTIZATION
As at June 30, 2011	$28,162	$1,570	$5,294	$50,000	$85,026
Amortization	6,280	395	756	8,333	15,764
Foreign exchange movement	(2,039)	-	-	-	(2,039)
As at September 30, 2011	$32,403	1,965	6,050	58,333	98,751

CARRYING AMOUNT
As at June 30, 2011	$101,640	$45,662	$55,256	$950,000	$1,152,558
As at September 30, 2011	$88,694	45,267	54,500	941,667	1,130,128

June 30, 2011				Royalty
	Software	Water rights	Mining rights	rights	Total

COST
As at July 1, 2010	$27,161	$17,016	$60,550	$1,000,000	$1,104,727
Additions	97,655	30,216	-	-	127,871
Foreign exchange movement	4,986	-	-	-	4,986
As at June 30, 2011	$129,802	$47,232	$60,550	$1,000,000	$1,237,584

ACCUMULATED AMORTIZATION
As at July 1, 2010	$14,821	$331	$2,270	$16,667	$34,089
Amortization	11,880	1,239	3,024	33,333	49,476
Foreign exchange movement	1,461	-	-	-	1,461
As at June 30, 2011	$28,162	$1,570	$5,294	$50,000	$85,026

CARRYING AMOUNT
As at July 1, 2010	$12,340	$16,685	$58,280	$983,333	$1,070,638
As at June 30, 2011	$101,640	$45,662	$55,256	$950,000	$1,152,558

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

14.	RESOURCE PROPERTY INTERESTS

  The following acquisition costs of resource properties have been capitalized:

	Note	September 30,	June 30,	July 1,
		2011	2011	2010
Imperial Valley (California)
East Brawley	a	$628,968	$628,968	$-
New Truckhaven	b	1,497,537	1,497,537	-
South Brawley	c	107,644	107,644	-
Nevada
Edna Mountain	d	14,583	14,583	14,583
North Valley	e	-	-	-
Pumpernickel Valley	f	15,000	15,000	15,000
		$2,263,732	$2,263,732	$29,583

a)	East Brawley

  The East Brawley project consists of private leases covering an area totalling six square miles. The leases are subject to royalty rates between 3.2% and 4.25% of the gross revenue from electricity sales, increasing to a maximum of 5% after 15 years. Layman Energy Associates, LLC (“LEA”) holds a 0.7% overriding royalty on gross sale proceeds from the sale of electric power on the East Brawley project.

b)	New Truckhaven

  The New Truckhaven project consists of nine square miles of federal and private geothermal leases. The leases are subject to royalties upon electricity production varying from 2.5% to 3.5% of gross revenue during the first 20 years, increasing to a maximum of 5% thereafter.

  Ormat holds an overriding royalty of 0.5% until 2020, then 0.75% until 2060, on certain leases within the New Truckhaven project. Layman Energy Associates, LLC (“LEA”) holds a 0.7% overriding royalty on gross sale proceeds from the sale of electric power on all of the New Truckhaven leases.

c)	South Brawley

  The South Brawley project consists of 50% leasehold interest on three square miles of private land. The lease is subject to a royalty of 2.5% of the gross revenue from electricity sales for the first 10 years and 3.5% thereafter. LEA holds a 0.7% overriding royalty on gross sale proceeds from the sale of electric power on the South Brawley project.

d)	Edna Mountain

  The project is located in Humboldt County, Nevada. The Company has a total of 11 square miles of federal land located a few miles northeast of the Pumpernickel Project. The leases are subject to a 1.75% royalty on gross electricity sales for the first 10 years and 3.5% subsequent.

e)	North Valley

  The project is located in Washoe and Churchill Counties, Nevada. The Company has a total of 10 square miles of both private land and federal lands including water and surface rights. The private leases are subject to a royalty of 3.5% on gross revenue from electricity sales. The Company can purchase the royalty for $1 million.

f)	Pumpernickel Valley

  The Company has private and federal geothermal leases comprising a total holding of 10 square miles. The Company leases geothermal rights from Newmont USA, certain private land owners and the United States Bureau of Land Management (“BLM”). Under an agreement with Ormat the Company gave Ormat a right of first refusal for the supply of the Pumpernickel project equipment in return for a BLM lease and preferred equipment pricing. The royalties associated with the leases vary from 1.75% to 5% on gross revenue from electricity sales.

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

15.	GOVERNMENT ASSISTANCE

  The Company applies, when available, for various grants and/or assistance from the various levels of the U.S. Government. During the year ended June 30, 2010, the Company received $57.9 million from U.S Department of Treasury under Section 1603, Division B of the 2009 American Recovery and Reinvestment Act (“ARRA”). The grant was accounted for as a reduction of property, plant and equipment. In certain limited circumstances a percentage of the grant (currently 60% decreasing to 20% by year five) would be repayable until five years after the property was placed in service. The limited circumstances are the disposal of the property to a disqualified person or if the property ceases to qualify as a specified energy property, as defined in the Section 1603. During the year ended June 30, 2011, the Company applied for a second cash grant under the ARRA relating to additional drilling completed and placed in service at Blue Mountain. The Company received $7.9 million during July 2011.

  On September 2, 2010, the Company’s subsidiary NGP I closed a financing with John Hancock for $98.5 million. The United States Department of Energy (“DOE”) guaranteed 80% of the loan, or $78.8 million, which resulted in a reduction of the interest rate of the John Hancock loan. The present value of the interest rate benefit of $10.3 million was recognized as government assistance (refer to note 12) and reduced the value of property, plant and equipment.

  On October 29, 2009, the Company was awarded two grants from the DOE under the ARRA geothermal technologies program. The program calls for cost sharing grants on exploration and drilling work. The Company was awarded $1.8 million for the Crump Geyser geothermal project and $1.6 million for the North Valley geothermal project, which was subsequently transferred to the Pumpernickel Valley project. As at September 30, 2011, the Company has received $443,513 (June 30, 2011 - $443,513) for Crump Geyser, $21,125 (June 30, 2011 – nil) for Pumpernickel and $30,982 (June 30, 2011 – $30,982) for North Valley. The amounts received are included in the income statement.

16.	LONG-TERM LIABILITIES

	Note	September 30,	June 30,	July 1,
		2011	2011	2010

EIG loan	a	$78,738,694	$78,358,838	$153,708,330
John Hancock loan	b	77,726,345	78,804,412	-
		156,465,039	157,163,250	153,708,330
Short-term portion		(4,673,184)	(4,689,597)	(153,708,330)
		151,791,855	152,473,653	$-

a)	EIG loan

  As at September 30, 2011, the total amount due under the EIG loan was $91.3 million (June 30, 2011 - $91.3 million and July 1, 2010 - $164.0 million) – see below. The effective interest rate of the loan was originally calculated as 17.65%.

  BM Holdco originally entered into a loan agreement with EIG, a Washington based investment management firm, on August 29, 2008. On September 3, 2010 BM Holdco and EIG entered into an Amended and Restated Note Purchase Agreement in respect of the EIG loan and at the same time, the Company entered into a Consent and Waiver agreement with EIG, rectifying earlier non-compliance with loan terms, and issued 4.5 million warrants to EIG (see Note 21c)i)). The fair value of the warrants of $519,588 was included in transaction costs capitalized relating to the modification of the loan.

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

16.	LONG-TERM LIABILITIES (CONTINUED)

a)	EIG loan (continued)

  The principal terms of the amended and restated EIG loan are:

i.	14% interest per annum, payable quarterly, over a 15 year term maturing November 30, 2023;
ii.	6% interest per annum may be deferred if enough cash is not available to fund the full interest payments;
iii.

  The principal is repaid from available cash flow – the lender has the right to receive cash interest plus 60% of available project cash distributed to BM Holdco from NGP I, which increases to 100% while target loan balances are exceeded;

iv.

  Upon the earlier of repayment of the debt and maturity, the lender can exercise a cash settled option for a nominal exercise price and receive in cash an amount equal to 12.5% of the fair market value of the equity of BM Holdco (See Note 19);

v.

  EIG released the NGP I security held in respect of the EIG loan upon closing of the John Hancock loan but has retained its lien on the equity interests in BM Holdco which holds the equity interest in NGP I;

vi.

  A Yield Maintenance Amount (“YMA”), equal to the difference between the present value of the remaining scheduled payments discounted at a US Treasury rate and the amount of principal being repaid, is payable if optional prepayments are made;

vii.

  An Alternative Yield Maintenance Premium (“AYMP”) of 15% is payable on principal repayments from equity issuances, proceeds of asset dispositions, grant proceeds or tax equity proceeds before March 2, 2012; and

viii.	If repayments are made before the date mentioned above and reduce the balance of the loan below $70m, the YMA becomes payable.

  The EIG loan is repaid from cash distributed to BM Holdco by NGP I. These distributions are subject to the terms of the John Hancock loan. The EIG loan terms include a debt service covenant of 1.4:1. This debt service covenant is likely to be breached at December 31, 2011, at which time EIG will have the right to demand payment or exercise its security. In addition, under the Company’s current power production forecast, BM Holdco will not be able to service the EIG loan for the full loan term, and a reduction in power production caused by a fire at the plant during September 2011 has decreased the cash available to make the next interest payment when due. Accordingly the Company has entered into negotiations with EIG regarding a potential change of the loan terms. As at September 30, 2011 and as at the date of these financial statements, the outcome of these negotiations is unknown, and subject to considerable uncertainty. Under normal circumstances, the Company would update its estimate of the future cash flows associated with the EIG loan, resulting in a gain or loss on change of estimate being recognized in the income statement. As at September 30, 2011 and June 30, 2011, the Company has however determined that it is not possible to make a reliable estimate of the cash flows associated with the loan. Accordingly the Company has continued to use the forecast that was in place when the last reasonable estimate was possible. The Company was unable to calculate the fair value of the loan as at September 30, 2011 and June 30, 2011 for the same reason.

	September 30,	June 30,	July 1,
	2011	2011	2010

Opening balance	$78,358,838	$153,708,330	$149,095,125
Proceeds	-	-	19,989,898
Repayments	(3,043,000)	(86,744,367)	(38,895,227)
Transaction costs	-	(762,014)	(61,558)
Net cash repaid during the period	(3,043,000)	(87,506,381)	(18,966,887)
Contractual interest	3,098,949	14,070,097	23,264,074
Interest accretion	323,907	1,655,688	4,004,359
Change in estimate of future cash flows	-	(3,568,896)	(3,688,341)
	$78,738,694	$78,358,838	$153,708,330

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

16.	LONG-TERM LIABILITIES (CONTINUED)

a)	EIG loan (continued)

	September 30,	June 30,	July 1,
	2011	2011	2010

Balance per financial statements	$78,738,694	$78,358,838	$153,708,330
Adjust for:
Transaction costs	9,697,661	9,697,661	8,935,647
Cash settled option at inception	1,759,501	1,759,501	1,759,501
Interest accretion	(6,891,928)	(6,568,021)	(4,912,333)
Change in estimate of future cash flows	8,035,115	8,035,115	4,466,219
Balance owing to EIG	$91,339,043	$91,283,094	$163,957,364

b)	John Hancock loan

  On September 3, 2010, NGP I closed a financing with John Hancock for $98.5 million. The DOE has guaranteed 80% of the principal and interest of the loan.

  The principal terms of the John Hancock loan are:

i.	A maturity date of December 31, 2029;
ii.	A blended interest rate of 4.14%;
iii.	Payments are made quarterly, consisting of a blend of principal and interest;
iv.	Cash distributions from NGP I are not allowed if the debt service coverage ratio falls below 1.2;
v.	If the forecast debt service coverage ratio falls below 1.45:1, the NGP I is required to restore the ratio by retaining cash in the project for remedial work or loan repayments;
vi.	The John Hancock loan is a senior secured obligation of NGP I and John Hancock has first priority security interest in all NGP I assets; and
vii.

  Additional repayments in whole or in part, are subject to a Make Whole Amount. The Make Whole Amount is calculated as the excess of the discounted value of the remaining scheduled payments over the principal being repaid. The discounted value is calculated using the reinvestment yield, which is calculated as 0.5% over the yield to maturity of the US treasury securities with a maturity equal to the remaining average life of the principal being repaid.

  The present value of the benefit attributed to the interest rate reduction obtained as a result of the DOE loan guarantee has been recognized as government assistance, and applied to property, plant and equipment.

  As at September 30, 2011, the total amount due under the John Hancock loan was $91.7 million (June 30, 2011 - $93.2 million and July 1, 2010 - $nil) – see below. The effective interest rate of the instrument over its expected life is 6.90%. As at September 30, 2011, the estimated fair value of the John Hancock loan was $87.0 million (June 30, 2011 - $83.1 million). The fair value represents the discounted future cash flows of the JH loan at the interest rate that would be available to the Company on the balance sheet date (estimated at 5.18% (June 30, 2011 - 6.25%)).

  NGP I’s assets of approximately $134.8 million (June 30, 2011 – $135.5 million) are held as collateral by John Hancock. NGP I’s assets are not available to satisfy the obligations and debts of other group companies.

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

16.	LONG-TERM LIABILITIES (CONTINUED)

b)	John Hancock loan (continued)

	September 30,	June 30,	July 1,
	2011	2011	2010

Opening balance	$78,804,412	$-	$-
Proceeds	-	98,500,000	-
Repayments	(2,457,130)	(8,565,816)	-
Transaction costs	-	(5,474,687)	-
Net cash (repaid) borrowed during the period	(2,457,130)	84,459,497	-
Interest rate benefit of government guarantee	-	(10,319,017)	-
Contractual interest	965,024	3,304,854	-
Interest accretion	414,039	1,359,078	-
	$77,726,345	$78,804,412	$-

	September 30,	June 30,	July 1,
	2011	2011	2010

Balance per financial statements	$77,726,345	$78,804,412	$-
Adjust for:
Transaction costs	5,474,687	5,474,687	-
Interest rate benefit of government guarantee	10,319,017	10,319,017	-
Interest accretion	(1,773,117)	(1,359,078)	-
Balance owing to John Hancock	$91,746,932	$93,239,038	$-

17.	LONG-TERM PAYABLES

  Long-term payables consist of Nevada Sales and Use Tax deferred on plant construction purchases. The deferred sales and use taxes are payable over a period starting during 2009/2010 and ending October 31, 2013. Payments of approximately $23,000 are due each month until October 2013. The amounts recorded in the financial statements are the scheduled repayments discounted at an effective interest rate of 14%. The current portion of the Sales and Use Tax has been included in accounts payable. As at September 30, 2011, the NGP I owes $503,542 (June 30, 2011 - $572,787 and July 1, 2010 - $839,536) of Sales and Use Taxes.

	September 30,	June 30,	July 1,
	2011	2011	2010

Sales and use tax deferral	$442,167	$494,563	$680,646
Short-term portion	(229,277)	(221,374)	(193,733)
	$212,890	$273,189	$486,913

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

18.	LEASE OBLIGATIONS

	September 30,	June 30,	July 1,
	2011	2011	2010

Finance leases	$30,257	$32,108	$39,208
Short-term portion	(7,723)	(7,594)	(7,100)
	$22,534	$24,514	$32,108

The minimum lease payments are as follows:

	September 30,	June 30,	July 1,
	2011	2011	2010
Year ending June 30,
2011	$-	$-	$9,530
2012	7,148	9,530	9,530
2013	9,530	9,530	9,530
2014	9,530	9,530	9,530
2015	7,940	7,940	7,940
Total minimum lease payments	34,148	36,530	46,060
Amount representing interest at 7.25%	(3,891)	(4,422)	(6,852)
	$30,257	$32,108	$39,208

19.	CASH SETTLED OPTION

	September 30,	June 30,	July 1,
	2011	2011	2010

Opening balance	$-	$2,722,396	$1,820,844
Change in fair value	-	(2,722,396)	901,552
	$-	$-	$2,722,396

  The fair value of the cash settled option at June 30, 2011 was reduced to zero due to the current expectation that BM Holdco will not be able to service the EIG loan for the full loan term without higher power production and / or a restructuring of the loan terms.

20.	ASSET RETIREMENT OBLIGATION

	September 30,	June 30,
	2011	2011

Opening balance	$4,683,448	$3,877,224
Additional provisions made – Blue Mountain	-	596,421
Additional provisions made – Crump	-	85,343
Additional liability – Imperial valley purchase	-	295,127
Effect of change in discount rate	673,008	(326,965)
Accretion	47,645	156,298
	$5,404,101	$4,683,448

  The provision for asset retirement obligations at Blue Mountain is expected to be settled at the end of the useful life of the plant and wellfield, respectively. The timing of the outflows in respect of the provision for retirement costs at New Truckhaven was estimated as approximately 2031. Estimates regarding the timing of outflows are subject to considerable uncertainty, in particular for projects in the exploration and development phases, such as New Truckhaven.

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

21.	SHARE CAPITAL

a)	Authorized

  Unlimited voting common shares – no par value.
  25,000,000 first preferred shares – no par value (none issued).
  25,000,000 second preferred shares – no par value (none issued).

  Issued

  See Consolidated Statements of Changes in Equity.

b)	Share Options

  The Company has a share option plan that provides for the issuance of options to its directors, officers and employees. The maximum number of outstanding options is 10% of the issued and outstanding common shares at any point in time. The exercise price of each option equals the market price of the Company’s shares on the date of the grant. Historically, most options granted vested immediately. In fiscal 2009, the Board approved a policy under which employee options vest over an 18-month period. The maximum term of the options is five years. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model.

  The numbers of options presented below are in thousands.

	Outstanding June 30, 2011							Outstanding September 30, 2011
Exercise	Total	Vested	Non-	Granted	Forfeited	Exercised	Expired	Total	Vested	Non-	Life*
price			vested							vested

CAD**											Years

0.45-0.64	1,434	1,434	-	-	-	-	(20)	1,414	1,414	-	2.46
0.65-0.84	5,265	4,950	315	-	-	-	-	5,265	4,950	315	1.77
0.85-1.04	1,189	1,189	-	-	-	-	-	1,189	1,189	-	1.67
0.05-1.24	540	540	-	-	-	-	-	540	540	-	2.12
	8,428	8,113	315	-	-	-	(20)	8,408	8,093	315	1.90

  * The weighted average remaining contractual life as at period end.

  **Canadian dollars

  During the three months ended September 30, 2011, the Company received no proceeds (three months ended September 30, 2010 - $8,707) from the exercise of stock options (three months ended September 30, 2010 – 20,000 options exercised).

c)	Warrants

i.	EIG Warrants

  On September 3, 2010, concurrent with the closing of the John Hancock loan, the Company issued EIG 4.5 million warrants exercisable at a price of CAD 1.50 for a period of five years. If the Company’s share price closes at CAD 2.00 or greater for a period of 20 consecutive trading days, the Company shall give written notice to EIG that if the warrants are not exercised within 30 days of the notice, the warrants shall expire. The EIG warrants were fair valued based on a Monte Carlo simulation model using a risk-free rate of 1.30%, dividend yield of 0%, volatility of 68% and an expected life of 4.6 years. The fair value of the warrants issued to EIG was CAD 0.12 per warrant.

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

21.	SHARE CAPITAL (CONTINUED)

c)	Warrants (continued)

ii.	Share Purchase Warrants

  On September 24, 2010, the Company closed a non-brokered private placement for 20,700,000 units at a price of CAD 0.50 per unit, to raise gross proceeds of CAD 10,350,000. Each unit consists of one common share and one three year transferable share purchase warrant, with one warrant entitling the holder to purchase one additional common share of the Company at a price of CAD 0.70 per warrant share. In the event that the closing price of the Company’s common shares on the TSX Venture Exchange is CAD 1.00 or greater per share for a period of 20 consecutive trading days, the Company may accelerate the expiry date of the warrants, and in such case, the warrants must be exercised within 30 days.

  The warrants were fair valued based on a Monte Carlo simulation model using a risk-free rate of 1.21%, dividend yield of 0%, volatility of 73% and an expected life of 2.1 years. The proceeds of the private placement were allocated between share capital and warrants outstanding, based on a fair value of the warrants issued of CAD 0.25.

iii.	Finders’ Warrants

  On September 24, 2010, the Company issued one million finders’ warrants as partial compensation for money raised in the non-brokered private placement. The finders’ warrants entitle the holder to acquire a unit (consisting of one common share and one warrant, exercisable at CAD 0.70 per warrant share) for a period of up to 36 months at an exercise price of CAD 0.50 per unit. The finders’ warrants were fair valued based on a Monte Carlo simulation model using a risk-free rate of 1.21%, dividend yield of 0%, volatility of 73% and an expected life of 2.1 years. Fair value of the finders’ warrants issued was CAD 0.60 per warrant.

  The value of the warrants was determined using a Monte Carlo simulation model rather than the Black-Scholes model due to the accelerated exercise of warrants based on price.

  The numbers of warrants presented below are in thousands.

	Exercise	Total	Granted	Forfeited	Exercised	Expired	Total	Life*
	price	outstanding					outstanding
		June 30, 2011					September 30,
		(all vested)					2011
							(all vested)
	CAD							Years

EIG warrants	1.50	4,500	-	-	-	-	4,500	3.9
Share purchase warrants	0.70	20,675	-	-	-	-	20,675	2.0
Finders’ warrants	0.50	1,000	-	-	-	-	1,000	2.0

  * The weighted average remaining contractual life as at period end.

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

22.	REVENUE

	For the three months ended
	September 30,	September 30,
	2011	2010

Electricity sales	$5,220,641	$5,857,017
Funds received in settlement	-	1,000,000
Consulting revenue	3,028	-
	$5,223,669	$6,857,017

23.	COST OF SALES

  The following are items included in Cost of sales:

	For the three months ended
	September 30,	September 30,
	2011	2010

Amortization	$9,633	$8,482
Depreciation	1,214,398	1,269,418
Cost of inventories recognized as an expense	171,453	43,223

24.	GENERAL AND ADMINISTRATIVE EXPENSES

  The following are items included in General and administrative expenses:

	For the three months ended
	September 30,	September 30,
	2011	2010

Amortization	$6,131	$1,271
Depreciation	24,216	25,052
Change in fair value of Cash settled option	-	(113,322)
Foreign exchange gains (losses)	62,955	(67,213)
Impairment of available for sale financial asset	42,512	-
Share-based payment expenses	22,794	8,520

25.	FINANCE COSTS

	For the three months ended
	September 30,	September 30,
	2011	2010

Long-term payables – accretion	$16,849	$21,451
Lease obligation – accretion	531	652
Long-term liabilities – contractual interest	4,063,974	5,131,330
Long-term liabilities – accretion	737,948	892,418
Cash settled option – accretion	-	72,367
Asset retirement obligation – accretion	47,645	36,426
Other	1,321	-
	4,868,268	6,154,644
Long-term liabilities – change in estimates	-	(650,970)
	$4,868,268	$5,503,674

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

26.	RELATED PARTY TRANSACTIONS

  The Group’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Group and consist of the Board of Directors and the Executive management team.

	For the three months ended
	September 30,	September 30,
	2011	2010

Key management compensation
Short-term employee benefits & directors fees	$197,439	$188,454
Share-based payment	5,453	306
Consulting fees (non-executive directors)	39,297	549,788
Joint venture (CGC)
Consulting revenue	3,028	-

  Consulting costs for the three months ended September 30, 2010 primarily resulted from success fees paid to a director in connection with arranging the John Hancock loan.

  Balances owing to (by) related parties:

	September 30,	June 30,	July 1,
	2011	2011	2010

Key management personnel	$25,180	$47,266	$71,693
Joint venture (CGC)	(11,118)	(7,734)	-

27.	COMMITMENTS

a)	Commitments for capital expenditure

	September 30,	June 30,	July 1,
	2011	2011	2010

Property, plant and equipment	$-	$119,638	$65,092

b)	Lease commitments

  The Company has commitments in respect of geothermal lease payments and work commitments under its geothermal leases as well as other operating leases commitments.

	September 30,	June 30,	July 1,
	2011	2011	2010

Year ending June 30,
2011	$-	$-	$512,747
2012	900,958	1,024,042	526,292
2013	905,194	926,870	538,278
2014	930,873	933,558	525,506
2015	779,088	791,399	214,501
2016	819,314	819,614	205,473
2017	969,447	969,447	531,405
2018 and thereafter	3,382,070	3,383,398	1,681,870

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

28.	CONTINGENT LIABILITIES

  Under the terms of its PPA with NVE, NGP I is liable for the replacement cost of power under certain circumstance, particularly if production falls below the minimum specified in the PPA. This liability only arises if the replacement cost is above the contract price. In addition, the NGP I is liable for the replacement cost of PCs if the contractual minimum is not supplied. NGP I has cash collateralized letters of credit in favour of NVE in respect of this contingent liability as disclosed in note 8.

29.	JOINT VENTURES

  In November 2010, the Company signed a 50/50 Joint Venture Letter Agreement with Ormat to develop a binary geothermal power plant, up to 30 MW, at Crump Geyser in Oregon. The Company and Ormat subsequently formed a limited liability company, CGC, owned on a 50:50 basis. The Company has contributed its title and interest in the Crump Geyser project, leases, technical and engineering data, existing permits and the benefit from the continuing DOE cost-share grant for exploration in relation to the Crump Geyser area. Ormat will finance 100% of the initial development activities of CGC in the amount of $15 million and pay the Company an additional $2.5 million in instalments over a three-year period, of which $300,000 has been paid to date. After the initial development expenses financed by Ormat are expended, the parties will each be responsible for financing their 50% share of costs; however, the Company has the option to borrow under a bridge financing facility from Ormat for all or part of the Company's share of costs up to $15 million. Any bridge loans extended to the Company by Ormat will mature on the earlier of CGC obtaining third party non-recourse financing or upon achieving commercial operations, with an additional 90-day extension for any portion of bridge debt to be repaid from proceeds of a possible treasury cash grant. If either party to the agreement fails to make its pro-rata payment of an approved budget, the non-contributing party will be subject to customary dilution of its equity interest. If the Company is diluted, it will have an option to reinstate its 50% ownership position up to the date of commercial operation of the power plant. In no event will the Company's ownership interest be diluted below 20%. If the parties elect to construct an expansion project, each party shall be entitled to participate with a 50% interest and dilution provisions will also apply except that the Company will not enjoy dilution protection with respect to expansions.

  The Crump Geyser project is located 48 km (30 miles) east of Lakeview, Oregon. In August 2005, the Company acquired leases at Crump Geyser, totalling 11 square miles of private land. The private leases are subject to a royalty of 3.5% of gross revenues from the sale or use of electricity. The option exists to buy down the royalty by 1% to 2.5% within 36 months following production date, for a purchase price of $500,000 for each of the three leases, escalating at 3% for each year following production date.

  Ormat is the EPC contractor for the power plant which will utilize Ormat's proprietary technology for generating and other plant equipment. Ormat is responsible for all development activities and will provide plant operations and management services to CGC. The parties have established a management committee, comprising two representatives from each party that has general oversight responsibility and will approve the EPC contract, PPAs, long-term project financing and development plans for any expansion.

  The financial statements of CGC have been incorporated into the consolidated financial statements using the proportional consolidation method. The following amounts are included in the financial statements:

	For the three months ended
	September 30,	September 30,
	2011	2010

Income	$-	$-
Expenses	276,042	-
Net loss	276,042	-

Cash used in operating activities	(283,464)	-
Cash flow from investing activities	283,464	-
Cash flow from financing activities	-	-

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

29.	JOINT VENTURES (CONTINUED)

	September 30,	June 30,	July 1,
	2011	2011	2010

Current assets	$15,556	$4,750	$-
Long-term assets	-	-	-
Current liabilities	11,118	-	-
Long-term liabilities	85,343	-	-

  The Group has the following commitments in respect of geothermal lease payments under its geothermal leases relating to its joint venture:

	September 30,	June 30,	July 1,
	2011	2011	2010

Year ending June 30,
2012	$-	$15,705	$-
2013	16,174	16,174	-
2014	16,675	16,675	-
2015	17,179	17,179	-
2016	1,435	1,435	-

  The Group has not incurred any contingent liabilities in respect of its joint venture.

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

30.	NOTES TO THE CASH FLOW STATEMENT

a)	Net change in non-cash working capital

	For the three months ended
	September 30,	September 30,
	2011	2010
Decrease (increase) in accounts receivable	$163,403	$(39,937)
Decrease (increase) in inventory	738	(124,855)
Decrease (increase) in prepaid expenses	515	(42,586)
(Decrease) increase in accounts payable and accrued liabilities	(90,308)	537,976
	$74,348	$330,598

  The following balances included in working capital do not relate to operating activities:

	September 30,	June 30,	July 1,
	2011	2011	2010

Accounts payable - future financing costs and transaction costs	$-	$-	$1,016,462
Accounts payable - property, plant and equipment	14,869	372,728	1,184,371
Accounts payable - Imperial Valley acquisition	25,000	25,000	-
Accounts receivable – property, plant and equipment (insurance claim)	-	-	377,828

b)	Finance costs paid

  Finance costs paid includes amounts capitalized during the quarter ended September 30, 2010.

	For the three months ended
	September 30,	September 30,
	2011	2010

EIG loan	$3,043,000	$4,986,645
John Hancock loan	965,024	305,842
Other	1,322	-
	$4,009,346	$5,292,487

31.	CONVERSION TO IFRS

  The Company’s consolidated financial statements for the year ending June 30, 2012 will be its first annual financial statements prepared in accordance with IFRS. For all periods up to and including June 30, 2011 the Company prepared its financial statements in accordance with the previous Canadian GAAP. The Company’s transition date to IFRS is July 1, 2010.

  Amounts in the consolidated financial statements for the year ending June 30, 2012 may ultimately differ from the numbers presented in this note if new standards are adopted prior to June 30, 2012 or the Company modifies the choices made with regard to its accounting policies under IFRS.

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

31.	CONVERSION TO IFRS (CONTINUED)

a)	Exemptions from full retrospective application of IFRS

  IFRS 1 includes a number of optional exemptions and mandatory exceptions from full retrospective application of IFRS. The Company has elected the following exemptions:

    Cumulative translation differences: The Company has elected to transfer all cumulative translation adjustments to deficit upon conversion to IFRS;

    The Company did not apply IFRS 2 to liabilities arising from share-based payment transactions that were settled before the date of transition to IFRS;

    The Company did not apply the IFRS requirements relating to the capitalization of borrowing costs prior to the date of transition to IFRS;

    The Company determined whether arrangements existing at the date of transition to IFRS contained leases on the basis of facts and circumstances existing at the date of transition to IFRS;

    The Company did not apply IFRS 3 to business combinations before the date of transition to IFRS; and

    Decommissioning liabilities included in the cost of property, plant and equipment: The amounts that would have been included in the cost of assets related to the asset retirement obligation prior to the date of transition to IFRS are estimated by discounting the liability to that date using the best estimate of the historical risk-adjusted discount rate(s) that would have applied for that liability over the intervening period and depreciated on the basis of the current estimate of the useful lives of the assets.

b)	Reconciliation of equity

		June 30,	September 30,	July 1,
	Note	2011	2010	2010

Equity - Canadian GAAP		$29,831,848	$31,372,028	$25,789,636
Recognition of resource property interests	i	(48,818,690)	(48,378,768)	(48,400,979)
Asset retirement obligation	ii	(148,040)	(16,080)	(4,075)
Property, plant and equipment, depreciation and amortization	iii	3,326,710	1,904,235	1,417,683
Equity - IFRS		$(15,808,172)	$(15,118,585)	$(21,197,735)

c)	Reconciliation of total comprehensive income

		For the three	For the year
		months ended	ended
		September 30,	June 30,
	Note	2010	2011

Total comprehensive loss - Canadian GAAP		$(4,433,501)	$(7,975,641)
Recognition of resource property interests	i	22,211	(417,711)
Asset retirement obligation	ii	(12,007)	(143,965)
Adjustments to depreciation and amortization	iii	488,318	1,912,484
Foreign translation adjustment		(1,764)	(3,457)
Total comprehensive loss - IFRS		$(3,936,743)	$(6,628,290)

NEVADA GEOTHERMAL POWER INC.

Notes to the Consolidated Financial Statements for the quarter ended September 30, 2011 (unaudited)

31.	CONVERSION TO IFRS (CONTINUED)

d)	Significant adjustments on conversion to IFRS

i.	Recognition and measurement of Resource property interests

  The Company reviewed the guidance available in IFRS and selected a policy whereby costs relating to the acquisition of resource properties are capitalized, but costs relating to the exploration for and evaluation of resource properties are recognized in profit or loss when incurred if costs relate to expenditure on activities undertaken with the prospect of surveying geothermal areas where exploitation probability is uncertain. Development costs relating to geothermal properties are capitalized under the policy. Under the IFRS policy selected, a significant part of the carrying amount of resource property interests including amounts that have been transferred to wellfield (included in property, plant and equipment), would not have met the criteria for capitalization. The result of the change was to reduce the cost of property, plant and equipment carried on the balance sheet by approximately $47.0 million and to reduce the carrying value of resource property interests by approximately $4.3 million as at June 30, 2011 (July 1, 2010 - $1.4 million). The change has resulted in a reduction of the depreciation expense, but an increase in resource property expenses included in the income statement.

ii.	Asset retirement obligations

  Asset retirement obligations are treated as provisions under IFRS, whereas Canadian GAAP included rules specific to asset retirement obligations. The change has resulted in an increase in the liability recognized and the corresponding amount included in property, plant and equipment, primarily as a result of the IFRS requirement to update different discount rates at each reporting date.

iii.	Property, plant and equipment and depreciation

  Changes to the amounts transferred to property, plant and equipment from resource property interests, as well as changes to the asset retirement obligation have resulted in adjustments to property, plant and equipment and depreciation. In addition, IFRS require that useful lives and residual values be re-assessed on an annual, rather than a periodic basis.

iv.	Adjustments to the cash flow statement

  The main adjustments to the cash flow statement are as follows:

    Spending on resource properties that had previously been capitalized and included in investing activities in the cash flow statement is now included in operating activities if expensed.

    Interest payments were included in operating activities under Canadian GAAP. This is not prescribed under IFRS, and accordingly the Company has decided to include interest payments in financing activities (except for interest capitalized, which remains in investing activities).

32.	SUBSEQUENT EVENTS

  The following significant event subsequent to September 30, 2011 is not disclosed elsewhere in these consolidated financial statements:

a)	On October 31, 2011, the Company received the second payment of $200,000 from Ormat in respect of the sale of the Crump project to CGC.